14005031

No Acts.
12/9/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 2 4 2014

Washington, DC 20549

January 24, 2014

Kimberley S. Drexler
Cravath, Swaine & Moore LLP
kdrexler@cravath.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-24-14

Re: NCR Corporation
Incoming letter dated December 9, 2013

Dear Ms. Drexler:

This is in response to your letters dated December 9, 2013 and December 23, 2013 concerning the shareholder proposal submitted to NCR by Myra K. Young. We also have received a letter on the proponent's behalf dated December 18, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NCR Corporation
Incoming letter dated December 9, 2013

The proposal relates to simple majority voting.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that NCR failed to inform the proponent of the specific date the proposal was submitted in NCR's request for additional information from the proponent. In this regard, Staff Legal Bulletin No. 14G (October 16, 2012) indicates the staff will not grant no-action relief to a company on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including the submission date. Staff Legal Bulletin No. 14G further indicates that the staff views the date of submission as the date the proposal is postmarked or transmitted electronically. Based on the information provided in your request, it appears that the proposal was transmitted by email to NCR on October 13, 2013, and therefore, the submission date was October 13, 2013. NCR's request for additional information from the proponent did not explain that the proponent needed to obtain a proof of ownership letter verifying continuous ownership for the one-year period preceding and including October 13, 2013, the date of submission.

Accordingly, unless the proponent provides NCR with a proof of ownership letter verifying continuous ownership for the one-year period preceding and including October 13, 2013, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if NCR omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1434

December 23, 2013

<u>NCR Corporation</u>
<u>Shareholder Proposal of Myra K. Young</u>
<u>Securities Exchange Act of 1934—Rule 14a-8</u>

Dear Ladies and Gentlemen:

On behalf of our client, NCR Corporation, a Maryland corporation ("NCR" or the "Company"), we write in response to the letter sent by John Chevedden, as a representative of Myra K. Young (the "Proponent"), on December 18, 2013 (the "Response Letter"), itself responding to our letter of December 9, 2013 (the "No-Action Letter Request"). In the No-Action Letter Request, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that NCR may exclude the shareholder proposal and supporting statement previously submitted by the Proponent (the "Proposal") from NCR's proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") because the Proponent failed to meet the stock ownership requirements of Rule 14a-8(b). Copies of the No-Action Letter Request and the Response Letter are attached hereto as Exhibits I and II, respectively.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we have submitted this letter and its attachments via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. In accordance with Rule 14a-8(j), we have also simultaneously sent a copy of this letter and its attachments to the Proponent and her representative Mr. Chevedden via e-mail (in the case of Mr. Chevedden) and by overnight courier (in the case of both the Proponent and Mr. Chevedden).

I. <u>Discussion.</u>

The Response Letter does not dispute that the Proponent has failed to meet the stock ownership requirements of Rule 14a-8(b) or to provide the required verification to the Company, but nevertheless urges the Staff to require that NCR include the Proposal in its 2014 Proxy Materials because, the Response Letter submits, NCR did not provide the Proponent with proper notice regarding the need to verify her stock ownership. In this regard, the Response Letter states:

> The company failed to give the proponent proper notice in regard to providing verification of stock ownership. The company failed to show that it provided the 3 usual rule attachments[1] in its request to the proponent verification of stock ownership. In fact the sole the company notice was a single-page letter with no attachments whatsoever.

In spite of the suggestion in the Response Letter, however, there is no requirement in Rule 14a-8 or the Staff's guidance on the same that a company must include any particular attachment, or any attachments whatsoever, in its notice to a shareholder proponent about a deficiency in proof of stock ownership. Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") states that while a company should consider including a copy of Rule 14a-8 when it sends a notice of defect to a shareholder proponent, that is not a requirement. SLB 14B goes on to state that to provide appropriate notice of defects in a shareholder proponent's proof of ownership, a company should *either*

- address the specific requirements of that rule in the notice; or
- attach a copy of Rule 14a-8(b) to the notice.

In this case, NCR followed the first option laid out by the Staff in SLB 14B. It sent a letter to the Proponent dated October 24, 2013 (within 14 calendar days of NCR's receipt of the Proposal on October 13, 2013) advising the Proponent that she had not adequately proven her required stock ownership (the "Deficiency Notice", which is available in Exhibit I to this letter as Exhibit B to the No-Action Letter Request). The Deficiency Notice laid out the rule's specific requirements for the Proponent and then also made a simple and clear statement about what the Proponent needed to do.

[1] We note that we do not know and cannot tell from the Response Letter what exactly is meant when it refers to "the 3 usual rule attachments".

> We have received your letter of October 8, 2013, which included your shareholder proposal. Please be advised that, in order to comply with the Securities Exchange Act's Rule 14a-8 requirements, you are required to provide NCR Corporation ("NCR") with proof that you have continuously held at least $2000 worth of NCR's shares for at least one year prior to the date you submitted your proposal (which we received on October 13, 2013). We have confirmed with our transfer agent that we have no records establishing that you are a registered holder of NCR common shares. Accordingly, you must provide us with a statement from the record holder of your securities (usually, a broker or bank) verifying that, at the time you submitted your proposal, you held the minimum amount of NCR shares continuously for at least one year.

Contrary to the suggestion in the Response Letter that the Deficiency Notice was inadequate because it did not include three unidentified rule attachments, we would submit that the Deficiency Notice fully complied with the requirements of Rule 14a-8 and related Staff guidance by addressing the specific requirements of Rule 14a-8(b). In the first sentence of the Deficiency Notice, the Company acknowledged that it had received the Proponent's letter which contained the Proposal and was dated October 8, 2013. The Deficiency Notice then cited and summarized the stock ownership requirements of Rule 14a-8(b), confirmed that NCR had searched its own records and the Proponent did not appear to be a registered holder of NCR stock, and stated clearly that the Proponent therefore needed to provide the Company with a statement from the record holder of her securities (and explained that the record holder is usually a broker or bank) verifying that she had held the minimum amount of NCR shares for at least one year at the time she submitted her proposal. In response, the Proponent provided proof only that she had owned NCR stock since October 16, 2012, which is less than one full year from her October 8, 2013 submission.

The Proponent has failed to provide the requisite proof that she met the stock ownership requirements of Rule 14a-8 despite the clear and straightforward Deficiency Notice sent by the Company advising her of and explaining this obligation on her part. In light of this failure to meet the requirements of Rule 14a-8(b) and consistent with the no-action relief the Staff has granted to numerous other issuers due to proponents' failure to provide adequate proof of ownership, the Proposal should be properly excludable pursuant to Rule 14a-8(f)(1). *See* Rockwood Holdings (Jan. 18, 2013) (granting Rockwood's request to exclude the proposal because "the proponent appears to have failed to supply, within 14 days of receipt of Rockwood's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)") and cases cited therein.

II. Conclusion.

Based on the foregoing and consistent with the No-Action Letter Request, we would again ask that the Staff confirm that it will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2014 Proxy Materials. If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that NCR may omit the Proposal from its 2014 Proxy Materials, please contact me at (212) 474-1434. I would appreciate your sending your response via email to me at kdrexler@cravath.com as well as to NCR, attention of Elise Kirban, Law Vice President, Associate General Counsel & Chief Ethics and Compliance Officer, at elise.kirban@ncr.com.

Very truly yours,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copy w/encls. to:

Elise Kirban
Law Vice President, Associate General Counsel &
Chief Ethics & Compliance Officer
NCR Corporation
250 Greenwich Street
7 WTC, 35th floor
New York, NY 10007

VIA EMAIL: elise.kirban@ncr.com

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

VIA FEDERAL EXPRESS

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

VIA EMAIL: *** FISMA & OMB Memorandum M-07-16 ***
VIA FEDERAL EXPRESS

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NCR Corporation (NCR))
Simple Majority Vote
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 9, 2013 company request concerning this rule 14a-8 proposal.

The company failed to give the proponent proper notice in regard to providing verification of stock ownership. The company failed to show that it provided the 3 usual rule attachments in its request to the proponent to provide verification of stock ownership. In fact the sole the company notice was a single-page letter with no attachments whatsoever.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young
Jennifer M. Daniels <Jennifer.Daniels@ncr.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NCR Corporation (NCR))
Simple Majority Vote
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 9, 2013 company request concerning this rule 14a-8 proposal.

The company failed to give the proponent proper notice in regard to providing verification of stock ownership. The company failed to show that it provided the 3 usual rule attachments in its request to the proponent to provide verification of stock ownership. In fact the sole the company notice was a single-page letter with no attachments whatsoever.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young
Jennifer M. Daniels <Jennifer.Daniels@ncr.com>

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1434

December 9, 2013

<u>NCR Corporation</u>
<u>Shareholder Proposal of Myra K. Young</u>
<u>Securities Exchange Act of 1934—Rule 14a-8</u>

Dear Ladies and Gentlemen:

On behalf of our client, NCR Corporation, a Maryland corporation ("NCR" or the "Company"), we write to inform you of NCR's intention, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") submitted by Myra K. Young (the "Proponent"). The Proposal is dated October 8, 2013, and was received by the Company on October 13, 2013. The Proposal is set forth below and the related correspondence is attached hereto as <u>Exhibit A</u>, <u>Exhibit B</u>, and <u>Exhibit C</u> respectively.

We respectfully request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(f), NCR omits the Proposal from its 2014 Proxy Materials for the reasons set forth below. NCR has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), this letter is being filed with the Commission not less than 80 days before NCR plans to file its 2014 definitive proxy statement. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter and its attachments to the Staff via e-mail at <u>shareholderproposals@sec.gov</u> in lieu of mailing paper copies. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, as requested by the Proponent, to her representative, Mr. John Chevedden, as notification of the Company's intention to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of NCR pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal asks NCR stockholders to adopt the following resolution:

"Proposal 4* - Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareholders are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

This proposal should also be more favorably evaluated due to our company's shortcomings in its corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company F in executive pay – $40 million for William Nuti – plus excessive perks and the potential for an excessive golden parachute. Mr. Nuti could also be given long-term incentive pay for below-median performance. We did not have an independent board chairman and our lead director, Linda Fayne Levinson, received our second highest negative vote. Plus Ms. Levinson had 16-years long tenure which was a negative factor in grading her independence and she was overboarded with seats on the boards of 5 companies. Gary Daichendt received our highest negative vote and ironically was assigned seats on 3 of our board committees.

GMI said not one director had general expertise in risk management. Forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history. NCR had a higher accounting and governance risk than 96% of companies and a higher shareholder class action litigation risk than 96% of all rated companies. NCR is incorporated in Maryland and Maryland tends to favor the right of directors and thus provided shareholders a poor level of control.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*"

Reasons for Excluding the Proposal

NCR believes that the Proposal may be properly excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(f) because the Proponent has failed to provide adequate proof of ownership to satisfy Rule 14a-8(b), which states that, in order to be eligible to submit a proposal for inclusion in a company's proxy statement, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to submission of the proponent's proposal. If the proponent is not the record holder of the securities, the proponent must provide a "written statement from the 'record' holder" which verifies that, at the time of the proponent's submission, the proponent continuously held the securities for at least one year.

In this case, the Proponent is not currently the registered holder on the Company's books and records of any shares of NCR common stock and has not provided adequate proof of ownership. In the Proponent's initial communication to the Company in which she submitted the Proposal (see Exhibit A) and which was received by the Company on October 13, 2013, the Proponent failed to provide any proof of ownership. On October 24, 2013 (11 calendar days after it received the Proposal), NCR sent the Proponent a deficiency notice indicating that the Proponent had not provided adequate proof of ownership as required by Rule 14a-8(b) and requested that she provide such proof in a timely manner (see Exhibit B). In response, the Proponent sent a copy of a confirmation letter from TD Ameritrade regarding her various stock holdings, including her holdings of NCR (see Exhibit C). However, the statement from TD Ameritrade does not establish that the Proponent has continuously held the requisite securities for one year as of the date of her Proposal, as required by Rule 14a-8(b). Rather, it indicates only that the Proponent has held shares of NCR common stock since October 16, 2012, which is less than one year from October 8, 2013, the date she submitted her Proposal. Accordingly, the Proposal is properly excludable under Rule 14a-8(f)(1).

Conclusion

Based on the foregoing, we hereby respectfully request confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2014 Proxy Materials. If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that NCR may omit the Proposal from its 2014 Proxy Materials, please contact me at (212) 474-1434. I would appreciate your sending your response via email to me at kdrexler@cravath.com as well as to NCR, attention of Elise Kirban, Law Vice President, Associate General Counsel & Chief Ethics and Compliance Officer, at elise.kirban@ncr.com.

Very truly yours,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copy w/encls. to:

Elise Kirban
Law Vice President, Associate General Counsel &
Chief Ethics & Compliance Officer
NCR Corporation
250 Greenwich Street
7 WTC, 35th floor
New York, NY 10007

VIA EMAIL: elise.kirban@ncr.com

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

VIA FEDERAL EXPRESS

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

VIA EMAIL: *** FISMA & OMB Memorandum M-07-16 ***
VIA FEDERAL EXPRESS

EXHIBIT A

Boyle, Bridget

From:	olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Sunday, October 13, 2013 8:07 PM
To:	Daniels, Jennifer
Cc:	Krumme, Tracy
Subject:	Rule 14a-8 Proposal (NCR)``
Attachments:	CCE00001.pdf

Dear Ms. Daniels,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. William R. Nuti
NCR Corp. (NCR)
3097 Satellite Boulevard
Duluth, GA 30096
Phone: 937-445-5000
Fax: 937-445-1238

Dear Mr. Nuti,

I purchased stock and hold stock in our company because I believe our company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Myra K. Young (signature)

10/8/2013

Myra K. Young | Date

cc: PETER M. LIEB
SECRETARY
FX: 937-445-1238

[NCR: Rule 14a-8 Proposal, October 13, 2013]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

This proposal should also be more favorably evaluated due to our company's shortcomings in its corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company F in executive pay – $40 million for William Nuti – plus excessive perks and the potential for an excessive golden parachute. Mr. Nuti could also be given long-term incentive pay for below-median performance. We did not have an independent board chairman and our lead director, Linda Fayne Levinson, received our 2nd highest negative vote. Plus Ms. Levinson had 16-years long tenure which was a negative factor in grading her independence and she was overboarded with seats on the boards of 5 companies. Gary Daichendt received our highest negative vote and ironically was assigned seats on 3 of our board committees.

GMI said not one director had general expertise in risk management. Forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history. NCR had a higher accounting and governance risk than 96% of companies and a higher shareholder class action litigation risk than 96% of all rated companies. NCR is incorporated in Maryland and Maryland tends to favor the rights of directors and thus provided shareholders a poor level of control.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Jennifer M. Daniels
Senior Vice President and
General Counsel
7 World Trade Center
250 Greenwich Street
New York, NY 10007

T: (212) 589-8417

NCR

October 24, 2013

Via Federal Express
Ms. Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Via Federal Express and Electronic Mail
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Young:

We have received your letter of October 8, 2013, which included your shareholder proposal. Please be advised that, in order to comply with the Securities Exchange Act's Rule 14a-8 requirements, you are required to provide NCR Corporation ("NCR") with proof that you have continuously held at least $2000 worth of NCR's shares for at least one year prior to the date you submitted your proposal (which we received on October 13, 2013). We have confirmed with our transfer agent that we have no records establishing that you are a registered holder of NCR common shares. Accordingly, you must provide us with a statement from the record holder of your securities (usually, a broker or bank) verifying that, at the time you submitted your proposal, you held the minimum amount of NCR shares continuously for at least one year. We note the statement in your October 8, 2013 letter that you will meet the continuous ownership requirements set forth in Rule 14a-8.

Alternatively, you can prove your ownership if you have filed a Schedule 13(D), Schedule 13(G), Form 3, Form 4 and/or Form 5 by submitting a copy of the schedule and or form to NCR (including any amendments thereto), along with a written statement that: (i) you continuously held the required number of shares for the one-year period as of the date of the statement and, (ii) you intend to continuously own the shares through the date of the NCR 2014 Annual Meeting of Stockholders.

Your response must be postmarked, or transmitted electronically, to NCR no later than 14 days from the date you received this notification.

Regards,

EXHIBIT C

Boyle, Bridget

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 07, 2013 1:09 AM
To: Daniels, Jennifer
Subject: Rule 14a-8 Proposal (NCR) tdt
Attachments: CCE00003.pdf

Dear Ms. Daniels,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Myra K. Young

TD Ameritrade

Post-it® Fax Note 7671	Date 11-6-13 # of pages ▸
To Jennifer Daniels	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 937-445-1258	Fax #

October 26, 2013

James McRitchie & Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade accounts

Dear James McRitchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that James McRitchie and Myra K. Young have continuously held the following:

100 shares of Kellogg Co (K) common stock in their TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since August 26, 2005

40 shares of Citgroup Inc (C) common stock in their TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since January 19, 2010

100 shares of Fluor Inc (FLR) common stock in their TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 25, 2008

100 shares of The Coca Cola Co (KO) common stock in their TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since September 9, 2011

Myra K Young has continuously held the following:

50 shares of Kimberly-Clark Corp (KMB) common stock in her TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 8, 2012

100 shares of NCR Corp (NCR) common stock in her TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 16, 2012

100 shares of Johnson & Johnson (JNJ) common stock in her TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since April 5, 2012

DTC number 0188 is the clearinghouse number for TD Ameritrade and all of the above mentioned accounts.

TD Ameritrade

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Meggan Pierce

Meggan Pierce
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 6380 L 09/13